Exhibit 99.27
Quest Rare Minerals Ltd.
QUEST COMPLETES $51.75 MILLION NEW ISSUE
-	Issues 9,470,300 units at $4.25 per unit and 2,300,000 “flow-through” shares at $5.00 per share
-	Over-allotment option exercised by agents

-	Each unit consists of one common share and one-half of a warrant

-	Each full warrant may be exercised for 18 months at $5.00
Toronto, October 21, 2010 — Quest Rare Minerals Ltd. (TSX-V : QRM) has completed its previously-announced public offering in each of the provinces of Canada by issuing 9,470,300 units (“Units”) at a price of $4.25 per unit, for gross proceeds to Quest of approximately $40.25 million, and 2,300,000 “flow-through” shares at a price of $5.00 per share, for gross proceeds to Quest of $11.5 million, representing aggregate gross proceeds to Quest of approximately $51.75 million. The 9,470,300 Units issued today included 1,235,000 Units issued by Quest upon the exercise of an over-allotment option by the agents for the offering.
“We are very pleased with the positive outcome of our financing,” Peter J. Cashin, Quest’s President & CEO said. “The offering, which was over-subscribed, was substantially larger than Quest initially planned. We believe that the success of the offering reflects the market’s response to the quality of our Strange Lake REE project as well as the exploration upside of our Misery Lake and other project opportunities.”
Each Unit is comprised of one common share and one-half of a common share purchase warrant. Each whole warrant entitles its holder to purchase one additional Quest common share at a price of $5.00 until April 21, 2012, 18 months from the closing date of the offering.
Quest intends to use the net proceeds from the offering primarily for a pre-feasibility study on its Strange Lake B-Zone in northeastern Québec, and to use the balance of the net proceeds for exploration on Quest’s Misery Lake project, for working capital, and a possible feasibility study on the Strange Lake B-Zone.
The offering was conducted on a best-efforts basis through a syndicate of agents led by Dundee Securities Corporation and including CIBC World Markets Inc. and Stonecap Securities Inc., by way of a short-form prospectus dated October 7, 2010.
About Quest Rare Minerals
Quest Rare Minerals Ltd. is a Canadian-based exploration company focused on the identification and discovery of new rare earth deposit opportunities. Quest is publicly-listed on the TSX Venture Exchange as “QRM” and is led by an experienced management and technical team. Quest is currently advancing several projects in certain of Canada’s premier exploration areas: the Strange Lake and Misery Lake areas of northeastern Quebec, the Kenora area of northwestern Ontario and the Plaster Rock area of northwestern New Brunswick. Quest’s 2009 exploration program led to the discovery of a new Rare Earth metal deposit, the B-Zone, on its Strange Lake property in northeastern Quebec. Quest recently filed a 43-101 Inferred Resource Estimate as well as a Preliminary Economic Assessment (PEA) on the B-Zone deposit. In addition, Quest announced the discovery of a new area of rare earth element (REE) mineralization on its Misery Lake project, approximately 120 km south of the Strange Lake project. Quest continues to pursue high-value project opportunities throughout North America.
This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws and may not be offered or sold within the United States or to United States Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.
This news release is not for distribution to United States newswire services or for dissemination in the United States.
For further information please contact:
Peter J. Cashin
President & CEO
Tel: (416) 916-0777 or 1-887-916-0777
Fax: (416) 916-0779
E-mail: info@questrareminerals.com
URL: www.questrareminerals.com
Forward-Looking Statements
Certain of the information contained in this news release may contain “forward-looking information”. Forward-looking information and statements may include, among others, statements regarding the future plans, costs, objectives or performance of Quest Rare Minerals Ltd. (the “Corporation”), or the assumptions underlying any of the foregoing. In this news release, words such as “may”, “would”, “could”, “will”, “likely”, “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate” and similar words and the negative form thereof are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether, or the times at or by which, such future performance will be achieved. Forward-looking statements and information are based on information available at the time and/or management’s good-faith belief with respect to future events and are subject to known or unknown risks, uncertainties, assumptions and other unpredictable factors, many of which are beyond the Corporation’s control. These risks, uncertainties and assumptions include, but are not limited to, those described under “Risk Factors” in the Corporation’s annual information form dated July 16, 2010 and could cause actual events or results to differ materially from those projected in any forward-looking statements. The Corporation does not intend, nor does the Corporation undertake any obligation, to update or revise any forward-looking information or statements contained in this news release to reflect subsequent information, events or circumstances or otherwise, except if required by applicable laws.
Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.